Exhibit 99.3

Entrée Resources Announces Third Quarter 2021 Results

VANCOUVER, BC, Nov. 15, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) – the "Company" or "Entrée") has today filed its interim financial results for the third quarter ended September 30, 2021. All numbers are in U.S. dollars unless otherwise noted.

Q3 2021 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

On October 21, 2021, Entrée reported it had filed an amended Technical Report ("2021 Technical Report") for its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia ("Entrée/Oyu Tolgoi JV Property"). The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

  Updated information provided by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") on the concentrate tonnes and grade to be produced from the first lift ("Lift 1") of the Hugo North Extension copper-gold deposit resulted in changes to certain financial results and outputs for the Hugo North Extension Lift 1 Feasibility Study ("2021 Reserve Case").
  2021 Reserve Case after-tax NPV(8%) increased 15% from $114 million to $131 million as a result of an increase in Hugo North Extension Lift 1 payable copper in concentrate. (1)(2)
  There are no changes to the Preliminary Economic Assessment ("2021 PEA") on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit or to the mineral resource or reserve estimates based on the updated information provided by OTLLC.(2)

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner OTLLC and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On November 2, 2021, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

  During the third quarter 2021, underground development progress continued to be significantly impacted by COVID-19 constraints on-site and in Mongolia, including restrictions on movement of both domestic and international expertise.
  Mongolia continued to experience a significant number of COVID-19 cases, which continued to limit the ability of OTLLC to maintain normal roster changes for workers. Average workforce numbers remained below 50% of planned requirements. OTLLC expects a return to normal workforce numbers by the end of 2021.
  All workers at the Oyu Tolgoi site have had two doses of vaccine, and a third dose program is well advanced.
  The scheduled mid-2021 commencement of the undercut on the Oyu Tolgoi mining licence remains delayed pending resolution of certain non-technical undercut criteria. Turquoise Hill continues to engage Rio Tinto and various Mongolian governmental bodies in an effort to resolve outstanding issues. Turquoise Hill reported that together with Rio Tinto, it recently tabled a proposal to the Government of Mongolia which Turquoise Hill believes addresses all major outstanding issues while ensuring that OTLLC will continue to deliver compelling value to all partners.
  Design optimization study work continues on Panels 1 and 2. The Hugo North Extension deposit is located at the northern portion of Panel 1. To support these studies, additional data is being collected from surface and underground drilling. This data is used to refine the structural and geotechnical models, which form the basis of the mine design. Although drilling has been hampered by COVID-19 cases and restrictions on the movement of people, Turquoise Hill reported that study work remains broadly on schedule, with the Panel 1 study scheduled for completion in early 2023.
  Progress on Shafts 3 and 4 has been impacted by quarantine requirements and international travel restrictions related to COVID-19. No significant development progress was made during the third quarter 2021. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day. OTLLC has advised Turquoise Hill that a 9-month delay on Shafts 3 and 4 is currently forecast. Commencement of Panel 1 is currently forecast to occur approximately 11 months later than the Definitive Estimate. Efforts continue to minimize the delays to Panels 1 and 2 due to ventilation constraints ahead of commissioning of Shafts 3 and 4. Sinking of Shaft 4 recommenced in mid-October and preparatory work for Shaft 3 is continuing.
  At the end of the third quarter 2021, cumulative underground development progress was 60,085 equivalent metres with cumulative conveyor to surface advancement of 15,174 equivalent metres. Turquoise Hill anticipates that development rates will continue to be impacted by COVID-19 restrictions and controls into the fourth quarter 2021.
  In September 2021, the updated Resources and Reserves ("RR19") was approved by the Minerals Council of Mongolia. OTLLC expects to submit the 2020 Oyu Tolgoi Feasibility Study ("OTFS20") for assessment once the RR19 registration process progresses further.

Corporate

  Q3 2021 operating loss was $0.5 million compared to an operating loss of $0.4 million in Q3 2020.
  Q3 2021 operating cash outflow before working capital was $0.5 million compared to $0.3 million in Q3 2020.
  As at September 30, 2021, the cash balance was $6.7 million and the working capital balance was $6.7 million.
  The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.
  The 2021 Technical Report assumes first development production from Hugo North Extension Lift 1 in H2 2022. The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

(1)	Long term metal prices used in the net present value economic analysis are: copper US$3.25/lb, gold US$1,591.00/oz and silver US$21.08/oz.
(2)	The 2021 Reserve Case and the 2021 PEA are based on information in OTLLC's OTFS20 or otherwise provided by OTLLC. Neither OTFS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or potential delays pending the resolution by OTLLC of certain non-technical issues, which are ongoing and continue to be assessed by OTLLC.

OUTLOOK AND STRATEGY

The Company's primary objective for the 2021 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV").  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the third quarter ended September 30, 2021 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by NI 43-101, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the 2021 Technical Report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 25%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; timing and status of Oyu Tolgoi underground development; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; future commodity prices; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill.

  With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of a Heads of Agreement between Rio Tinto and Turquoise Hill and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project and the amount and potential sources of additional funding required therefor, all as contemplated by the Heads of Agreement, as well as potential delays in the ability of Turquoise Hill and OTLLC to proceed with the funding elements contemplated by the Heads of Agreement as a result of delays in approving or non-approval of additional investment by the OTLLC board; the timing and ultimate resolution of certain non-technical undercut criteria; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the Definitive Estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Investment Agreement or the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan ("Mine Plan") as well as the willingness of the Government of Mongolia to further engage in meaningful discussions with Turquoise Hill, Rio Tinto and OTLLC; the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the Mine Plan to amend or replace either such agreement; the approval or non-approval by the OTLLC board of additional investment and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including significant delays to first sustainable production from the Oyu Tolgoi mining licence; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
  The 2021 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labor, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in the Company's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:30e 15-NOV-21